Exhibit 99.1

Clearmind Medicine Enrolls Last Patient for the First Cohort of its FDA-Approved Phase I/IIa Clinical Trial for Alcohol Use Disorder

Vancouver, Canada, Oct. 21, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the enrollment of the last patient for the first cohort of its Phase I/IIa clinical trial evaluating CMND-100, the Company’s proprietary MEAI-based oral drug candidate for the treatment of Alcohol Use Disorder (AUD).

To date, six patients have been successfully enrolled into the trial, Of these, two patients were enrolled at Johns Hopkins University School of Medicine and four at Yale School of Medicine’s Department of Psychiatry.

The multinational, multicenter Phase I/IIa trial is designed as a single- and multiple-dose study to assess the safety, tolerability, and pharmacokinetic profile of CMND-100. It will also explore preliminary efficacy signals, such as reductions in alcohol cravings and consumption, among participants who are either non-treatment-seeking individuals reporting heavy binge drinking or treatment-seeking individuals diagnosed with AUD per DSM-5 criteria. All participants must express a desire to reduce or stop drinking. Following FDA Investigational New Drug (IND) approval, the trial represents a critical step in advancing CMND-100 as a potential innovative therapy for the hundreds of millions worldwide affected by AUD, a condition where current treatments often fall short.

“With the enrollment of the last patient in our first cohort, we are thrilled to reach this key inflection point in our CMND-100 trial, within an excellent timeline” said Dr. Adi Zuloff-Shani, Chief Executive Officer of Clearmind Medicine. “Building on the momentum from our first cohort enrollment and site activations at world-class institutions like Yale and Johns Hopkins, this progress underscores the growing interest in MEAI-based therapeutics and our commitment to delivering safe, effective solutions for the underserved AUD community. We look forward to sharing topline data from the first cohort as we continue to accelerate this groundbreaking program. Enrollment was completed within excellent and efficient timelines, and we hope that with the activation of the two additional sites based in Israel to the trial, we will be able to maintain, and perhaps even improve, this excellent pace of enrollment.”

The trial is registered on ClinicalTrials.gov (NCT05913752). For more information, visit Clearmind Medicine’s website.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses it discusses how the Phase I/IIa trial represents a critical step in advancing CMND-100 as a potential innovative therapy for the hundreds of millions worldwide affected by AUD, the growing interest in MEAI-based therapeutics, its commitment to delivering safe, effective solutions for the underserved AUD community and accelerating the Phase I/IIa trial, including the pace of enrollment into the trial. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.